UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 2018 OPERATIONAL RESULTS

Moscow, Russia – March 21, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2018 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2018 operational results:

“Global coking and thermal coal prices remained at a fairly high level in this accounting period. This trend was due to two key factors — a stable demand for steel and so for steel commodities in Asia Pacific as well as occasional problems with supply from exporter countries due to infrastructure limitations. Experts expect that global coal trade turnout will go up 10% in the nearest 8-10 years. India, China and several other Asia Pacific states will continue to be this market’s key drivers.

“In response to circumstances caused by an overall shortage of gondola railcars and thus stock accumulation, as well as the necessity of conducting stripping works at an accelerated rate to catch up with the lag of the past few years, operations at our mining facilities in the second half of 2018 and early 2019 were planned as to yield best results in mid-term perspective. In this accounting period our stripping volumes greatly exceeded 2017 results as mining and sales somewhat declined. At the same time we took advantage of a favorable market situation and redirected our coal sales to more profitable markets. For example, in 4Q2018 we diverted our coking coal concentrate in favor of more marginal consumers — Japan and South Korea, increasing our quarter-on-quarter sales to each country by 15%. We also redirected our thermal coal exports to Vietnam, South Korea, India and Thailand. Our sales to Vietnam in particular went up by record 400%. In 4Q2018 we also increased anthracite sales to France by 84% and Germany by 110%.

“By early 2019, the railcar situation stabilized, which enabled us to start decreasing our accumulated coal product stocks. Our technical upgrade program continues which helps revamp our mining fleet and replace aged mining machines, to ensure efficient operations at our mining assets.

“Elga Coal Complex has demonstrated significant growth on all key counts. We brought mining volumes up to 4.9 million tonnes (+19% as compared to 2017). Sales volumes amounted to 3.2 million tonnes, which is a 14-percent increase.

“At Korshunov Mining Plant which faced a shortage of rolling stock and the need for a major increase in stripping, we decided on a path similar to those of our other mining assets — of redirecting resources in favor of boosting stripping works. Our production and sales of finished products reflected this as iron ore concentrate sales went down by 21%. The plant also reduced sales to Chelyabinsk Metallurgical Plant, which had less need of iron ore due to equipment repairs.

“The steel division also demonstrated a minor decline in last year’s operational results due to major repairs conducted at Chelyabinsk Metallurgical Plant and Izhstal. This year the repair program will continue, but is not likely to have a negative impact on our production and sales results.

“With our steel production reduced, we focused on more marketable products. For example, in the second half of 2018 we more than quintupled stainless steel output as compared to the first half of the year. We see ample opportunities for import substitution in this segment and plan to continue restoring our position in the stainless steel market.

“We also focused our efforts on producing and selling sections which are currently more profitable than rails. In 2018 our universal rolling mill mastered output of 17 new profiles which brings the total of those mastered since 2013 to nearly 70. Worthy of note is that most of these profiles are new for Russia and enable us to successfully substitute imports. In 2019 we plan to master production of 10-11 profiles more.

“Stable demand for railroad axles creates a good basis for increasing supplies of components for rolling stock production and repairs. In 2018 Urals Stampings Plant boosted stampings sales to wagonbuilders by half.

“The minor decline in hardware sales (-5%) was mostly due to a decrease in sales of third-party products. In 2018, Beloretsk Metallurgical Plant completed the investment project launching production of import-substituting multi-strand polymer-coated wire ropes, which will enable the plant to expand its position on the domestic hardware market. Polymer-coated ropes are due to replace their imported counterparts for Russia’s mining and oil industries as well as bridge construction and shipbuilding.

“Last year’s situation in the ferrosilicon market was characterized by good prices and stable high demand. Bratsk Ferroalloys Plant was working at nearly its full capacity, which also led to an 11-percent increase in its overall sales volumes. The increase was noted in both domestic sales and exports.

Electricity generation by our power facilities went down by 5% in 2018 due to repairs at South Kuzbass Power Plant. The three-percent increase in heat output was due to a colder winter and an extended heating period.”

Production and sales for 2018

Production:

Product Name	2018, thousand tonnes	2017, thousand tonnes	%	4Q2018, thousand tonnes	3Q2018, thousand tonnes	%
Run-of-Mine Coal	18,813	20,638	-9	4,341	4,781	-9

Pig Iron	3,600	4,029	-8	872	889	-2

Steel	3,881	4,274	-9	905	925	-2
Electric power generation (thousand kWh)	3,250,599	3,427,430	-5	882,525	625,884	+41
Heat power generation (Gcal)	5,741,320	5,581,204	+3	1,799,234	665,938	+170

Sales:

Product Name	2018, thousand tonnes	2017, thousand tonnes	%	4Q2018, thousand tonnes	3Q2018, thousand tonnes	%
Coking coal concentrate	7,149	7,942	-10	1,747	1,881	-7

Including coking coal concentrate supplied to third parties	4,258	4,797	-11	990	1,207	-18

PCI	1,237	1,465	-16	245	312	-22

PCI supplied to third parties	1,237	1,465	-16	245	312	-22

Anthracites	1,169	1,613	-28	291	230	+26

Including anthracites supplied to third parties	968	1,400	-31	244	183	+33

Thermal coal	5,290	6,141	-14	971	1,298	-25

Including thermal coal supplied to third parties	4,538	5,404	-16	819	1,144	-28

Iron ore concentrate	1,972	2,510	-21	574	551	+4
Including iron ore concentrate supplied to third parties	140	30	+362	98	24	+301
Coke	2,440	2,686	-9	609	616	-1

Including coke supplied to third parties	697	771	-10	195	196	-1

Ferrosilicon	74	67	+11	20	17	+18

Long rolls	2,731	2,919	-6	621	699	-11

Flat rolls	481	581	-17	91	119	-24

Hardware	622	651	-5	143	165	-13

Forgings	44	45	-3	11	11	+6

Stampings	143	96	+48	33	38	-13

Key investment projects progress

Universal rolling mill:

	2018, thousand tonnes	2017, thousand tonnes	%	4Q2018, thousand tonnes	3Q2018, thousand tonnes	%
Sales of rails	244	357	-32	61	90	-32
Sales of sections	282	268	+5	71	69	+3

Elga coal complex:

	2018, thousand tonnes	2017, thousand tonnes	%	4Q2018, thousand tonnes	3Q2018, thousand tonnes	%
Run-of-mine coal	4,923	4,154	+19	1,024	1,359	-25

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 21, 2019